SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2003
                                          --------------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP ANNUAL GENERAL MEETING DATE CHANGE
                                -------------------------------------------

AMVESCAP PLC
030927
IMMEDIATE RELEASE  27th February 2003
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7065 3942







The date of the Annual General Meeting of AMVESCAP PLC has been changed and will now be held on 30th April, 2003.

The final dividend will, subject to shareholders approval, be paid on 2nd May 2003 to shareholders on the register on 4th April 2003. The ex-dividend date will be 2nd April 2003.


                                All enquiries to:

                                 Michael Perman
                                  AMVESCAP PLC
                               +44 (0)207 065 3942





27th Februaruy 2003.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 27 February, 2003                 By  /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary